UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 7 July 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
("Gold Fields" or "the Company")
DECISION IN NATIVE TITLE PROCEEDINGS AFFECTING GOLD FIELDS’ SUBSIDIARY
Gold Fields advised the market on 27 January 2014, that Gold Fields' subsidiary, St Ives Gold Mining Company Pty Ltd ("St Ives") which owns the St Ives Gold Mine in Western Australia has been joined as a respondent, alongside the State of Western Australia (the “State”), in proceedings commenced in the Federal Court of Australia by the Ngadju People, seeking determination of its claim for native title over a parcel of land in the Goldfields region of Western Australia. The proceedings had been set down for hearing in March 2014.
“Native title” means the rights and interests held by the Aboriginal people under traditional laws and customs, in relation to land and water to which those Aboriginal people have a connection, that are recognised under the common law of Australia.
In the course of these proceedings, the Ngadju People have alleged that a number of mining tenements held by St Ives (being tenements that were originally granted to WMC Resources by the State under the terms of a State Agreement, and subsequently acquired in 2001 by St Ives), are invalid to the extent that they affect the Ngadju People’s native title rights. In relation to St Ives specifically, the Ngadju People have submitted that certain mining tenements re-granted by the State in 2004 are invalid. The process for obtaining the re-grant of those tenements under the provisions of the Mining Act 1978 (WA) was carefully considered and followed by Gold Fields at the time, acting in conjunction with the State.
In a decision handed down by a single judge of the Federal Court of Australia on 3 July 2014, the Court has accepted the submissions of the Ngadju People that the re-grant by the State was not compliant with the correct processes in the Native Title Act 1993 (Cth), and as such, the re-granted tenements are invalid to the extent the exercise of rights under the tenements is inconsistent with the Ngadju People’s native title rights. The parties now have to undertake a process of agreeing the terms of the determination, which will give effect to the decision. This process can take a number of months.
The decision does not affect the grant of mining tenure to St Ives under the Mining Act 1978 (WA). St Ives still validly holds all of the tenements which underpin its mining operations at St Ives, and as these proceedings are not an action against St Ives for failure to take certain steps, the Court has no ability to impose any sort of penalty against St Ives. Operations at St Ives will continue as usual pending the outcome of the determination process.
Gold Fields is both surprised and disappointed by this finding, and remains strongly of the view that it has at all times complied with its obligations under the Native Title Act 1993 (Cth) in respect of its dealings with these tenements. Gold Fields will now take time to consider the written judgment with its legal advisers. It is likely that Gold Fields will appeal to the Full Court of the Federal Court of Australia (3 Judges), and, if necessary, the High Court of Australia. Gold Fields will also take all steps necessary to ensure that the St Ives operations are unaffected whilst this matter is resolved through the relevant Court processes.
Gold Fields will continue to keep the market informed of any material developments in the matter.
Johannesburg
7 July 2014
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 7
July
2014
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer